May 23, 2025

Omeed Malik
Chief Executive Officer
GrabAGun Digital Holdings Inc.
214 Brazilian Avenue, Suite 200-J
Palm Beach, FL 33480

Marc Nemati
President and Chief Executive Officer
Metroplex Trading Co LLC
200 East Beltline Road, Suite 403
Coppell, TX 75019

       Re: GrabAGun Digital Holdings Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed April 29, 2025
           File No. 333-286021
Dear Omeed Malik and Marc Nemati:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 17, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed April 29, 2025 Unaudited Pro Forma Condensed Combined Financial Information, page 72

1. We note that your response to prior comment 9 indicates future transaction costs for
       GrabAGun are reflected on the pro forma balance sheet in adjustment (F). Please tell us whether such transaction costs have been given pro forma effect in the income statement. If not, tell us why not.
 May 23, 2025
Page 2

Background of the Business Combination, page 104

2.     We note your amended disclosure in response to prior comment 12, including that
       Colombier made "certain observations about potential growth opportunities for
       GrabAGun, informed by Colombier management   s experience evaluating
eCommerce
       and other companies." Please revise to describe the specific observations about potential growth opportunities and elaborate on the specific management experience that informed such observations.
3. We note your amended disclosure in response to prior comment 13. Please revise to identify the certain members of the Colombier Board with industry experience or familiarity and provide a high-level description of such knowledge.
4. We note your amended disclosure in response to prior comment 14. Please revise to identify the subject matter of the material discussions and negotiation of terms that occurred between December 3, 2024 and December 8, 2024, resulting in extensions of the exclusivity term of the LOI.
Colombier Board's Reasons for the Approval of the Business Combination, page
109

5. We note your revised disclosure in response to prior comment 15 that that the
       Colombier board determined that the Mergers and all of the transactions contemplated by the Merger Agreement are fair, advisable and in the best interests of Colombier.
       Please clarify, if true, that the Colombier board did not determine that the consideration was fair to shareholders and the transactions were advisable and in the best interests of Colombier's security holders. Please add a Question and Answer that addresses the same topic.
Colombier Financial Analysis, page 113

6. We note your response and amended disclosure to prior comment 17, including that after the Colombier board was made aware of the audited annual financial statements of GrabAGub for the fiscal years ended December 31, 2024 and 2023, the Colombier
       Board determined not to change its recommendation that shareholders approve the business combination. Please revise to update your disclosure to state the same.
Guideline Company Analyses
Guideline Company Selection, page 114

7. We note your amended disclosure in response to prior comment 18, including that
       Colombier management chose the companies that they did because "there were fewer such companies with eCommerce business models bearing similarities to GrabAGun
       Business about which Colombier management could find credible reports and analyses through publicly-available sources." Please revise to name the "fewer such companies" considered and include the reason that they were not included in the analysis.
Firearms Manufacturers and Distributors, page 193

8. We note your response and amended disclosure in response to prior comment 27, including that you do not have any material contracts with any firearms manufacturers or distributors and that GrabAGun does not provide any payment or other May 23, 2025
Page 3

       compensation to distributors for priority fulfillment. Accordingly, where you reference your "strong relationships," that top manufacturers provide "the latest firearms and best ammunition deals," or that distributors "provide priority fulfilment"
       please revise here and elsewhere as appropriate that these statements reflect management's beliefs.
Our Customer Base, page 193

9. We note your amended disclosure in response to prior comment 28. In this regard, we note your revised disclosure that highlights various laws and regulations governing the sale and purchase of firearms, which restricts certain categories of individuals from purchasing firearms. Please revise your disclosure in the Our Customer Base section to explain how you comply with such regulation, for example, whether you restrict certain individuals from accessing your website, the role of the FFL holders, if any, or otherwise.
Inventory Management and Facilities, page 194

10. We note your amended disclosure in response to prior comment 30. To the extent material, please identify the manufacturers and disclose the types of products that cannot be drop-shipped.
Competition, page 197

11. We note you rely on a network of FFL holders to facilitate the final transfer of firearms to your customers. Please clarify here whether the core business of such FFL holders is competitive with your business and address your experience with any such competition to date. In this regard, we note risk factor disclosure on page 57 indicating actual experience with some FFL holders perceiving your business to be competitive with theirs.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
GrabAGun
Results of Operations, page 204

12. We note your response to prior comment 33. Your disclosure indicates the decrease in revenues, specifically non-firearms sales, "..was primarily driven by a 33%
       reduction in sales volume of non-firearm products, partially offset by a 20% increase in average sales prices." The gross profit discussion was similarly revised to indicate
       "the decrease was primarily driven by a 33% reduction in the sales volume of non-
       firearm products and a 21% increase in average product costs for the non-
       firearm category." For gross profits purposes it appears that the increase to revenues from the 20% increase in average sales would be offset by the 21% increase in average product costs, neutralizing the impact to gross profit. If true, please explain your consideration to include such factor as attributing to the change in gross profit.
 May 23, 2025
Page 4

       Please contact Scott Stringer at 202-551-3272 or Suying Li at 202-551-3335 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Meredith Laitner
      Spencer G. Feldman